[NETWORK EQUPMENT TECHNOLOGIES, INC – LETTERHEAD]

August 24, 2011

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:

Kathleen Collins, Accounting Branch Chief

Re:

Network Equipment Technologies, Inc.
Annual Report on Form 10-K for Fiscal Year Ended March 25, 2011
Filed June 08, 2011
File No. 001-10255

Dear Ms. Collins:

Network Equipment Technologies, Inc. is submitting this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated August 11, 2011, relating to the above-referenced filing. We have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended March 25, 2011

Liquidity and Capital Resources, page 32

1.

You indicate on page 53 that the Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested in foreign operations. Please tell us your consideration to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then tell us how you considered disclosing the names of such countries. We refer you to Section IV of SEC Release 34-48960.

The Company’s foreign subsidiaries are sales offices that provide sales and marketing services to the Company on a cost plus basis. Our intent is to indefinitely reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate these funds to fund our U.S. operations. We advise the Staff that as of March 25, 2011, the Company had $61.4 million of cash and cash equivalents, restricted cash and short-term investments on hand, of which $792,000 was held by the Company’s foreign subsidiaries combined. Accordingly, the Company believes that the aggregate amount of cash and investments that are currently held in foreign subsidiaries is immaterial to the consolidated financial statements. If cash and investments held in foreign subsidiaries become material to the consolidated financial statements, we will provide additional disclosures in our future filings.

Item 8. Financial Statement and Supplementary Data

Note 9: Commitment and Contingencies, page 53

2.

We note your internal investigation of export related activities disclosed on page 55. Please tell us the name s of the countries with respect to which your exportation or re-exportation activities occurred that placed you in possible violation of U.S. export.

We advise the Staff that the possible violations relate to:  exports made to Canada, the People's Republic of China, and the United Arab Emirates, and re-exportation of such items by foreign customers – or others who may have purchased goods from our foreign customers – to Cuba, Iran, Sudan, and Syria; and related technical support. We note that the Company retained outside counsel to conduct an investigation of these possible violations and that the results of their investigation, including the foregoing information, have been reported by the Company to the appropriate agencies of the U.S. government.

Note 17: Litigation, page 61

3.

We note the company has not accrued any amounts related to the Quintum claim, as it believes that a negative outcome is not probable. If there is at least a reasonable possibility that a loss may be incurred, in your next periodic filing, please either disclose an estimate (or, if true, state the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

The Company believes a loss is reasonably possible given the inherent uncertainties of international litigation. In our next periodic filing we will either disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made (as per ASC 450-20-50). We advise the Staff that, at present, the Company believes that a reasonable estimate of the possible loss cannot be made, for the following reasons:  (i) the Company believes that the claims stated in the lawsuits are vague, and the arguments regarding the responsibility of Quintum are weak, (ii) the damages claimed by the plaintiff include moral damages and monetary penalties, which are rarely awarded by the Greek courts without restriction on the amounts of such awards, and (iii) the Company was interpleaded into the lawsuit by other primary defendants such that any potential liability might be apportioned among multiple defendants.

Other Matters

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing by the Company; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me via e-mail at david_wagenseller@net.com. We ask that you also provide an e-mail of any additional comments you may have to David Sikes of Jones Day at dsikes@jonesday.com. Thank you for your assistance.

Very truly yours,

Network Equipment Technologies, Inc.

 /s/ DAVID WAGENSELLER

David Wagenseller
Vice President and Chief Financial Officer